Capital Group Dividend Value ETF

INVESTMENT ADVISORY AND SERVICE AGREEMENT

THIS investment advisory and service AGREEMENT, dated and effective as of the 10th day of December, 2021, is made and entered into by and between Capital Group Dividend Value ETF, a Delaware statutory trust (the “Fund”), and CAPITAL RESEARCH AND MANAGEMENT COMPANY, a Delaware corporation (the “Investment Adviser”).

W I T N E S S E T H

The Fund is an open-end diversified investment company of the management type, registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Investment Adviser is registered under the Investment Advisers Act of 1940, as amended, and is engaged in the business of providing investment advisory and related services to the Fund and to other investment companies.

NOW, THEREFORE, in consideration of the premises and the mutual undertaking of the parties, it is covenanted and agreed as follows:

1.       The Fund hereby employs the Investment Adviser to provide investment advisory, fund administration and other administrative services to the Fund. The Investment Adviser hereby accepts such employment and agrees to render the services to the extent herein set forth, for the compensation herein provided. The Investment Adviser shall, for all purposes herein, be deemed an independent contractor and not an agent of the Fund.

2. (a) The Investment Adviser shall provide general management services to the Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets, giving due consideration to the policies of the Fund as expressed in the Fund’s agreement and declaration of trust, by-laws, registration statement under the 1940 Act and registration statement under the Securities Act of 1933, as amended (the “1933 Act”), as well as to the factors affecting the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended (such services, collectively, the “advisory services”).

(b)       The Investment Adviser shall provide (or shall cause to be provided) administrative services to the Fund, including assisting financial advisers and other intermediaries in their provision of services to shareholders of the Fund (such services, collectively, the “administrative services,” and, together with the advisory services, the “management services”). Such administrative services shall include, but not be limited to, responding to a variety of inquiries such as Fund investment policies. In addition, the Investment Adviser shall provide such intermediaries with in-depth information on current market developments and economic trends/forecasts and their effects on the Fund and detailed Fund analytics, and such other matters as may reasonably be requested by financial advisers or other intermediaries to assist them in their provision of services to shareholders of the Fund.

(c)       The Investment Adviser may delegate its investment management responsibilities under paragraph 2(a), or a portion thereof, to one or more entities that are direct or indirect subsidiaries of the Investment Adviser or at least majority owned subsidiaries of The Capital Group Companies, Inc. and registered as investment advisers under the Investment Advisers Act of 1940 (each a “Subsidiary”), pursuant to an agreement between the Investment Adviser and the Subsidiary (the “Subsidiary Agreement”). The Subsidiary Agreement with any Subsidiary to which the Investment Adviser proposes to delegate its investment management responsibilities must be approved by the Fund’s Board of Trustees, including a majority of the Trustees who are not parties to this Agreement or interested persons of any such party within the meaning of the 1940 Act (“Independent Trustees”). Any delegation of duties pursuant to this paragraph shall comply with all applicable provisions of Section 15 of the 1940 Act, except to the extent permitted by any exemptive order of the U.S. Securities and Exchange Commission (“SEC”) or similar relief.

(d)       The Investment Adviser will, subject to the review and approval of the Board of Trustees of the Fund: (i) set the Fund’s overall investment strategies; (ii) except to the extent delegated to one or more Subsidiaries, have full investment discretion for the Fund and make all determinations with respect to the investment of the Fund’s assets, the purchase and sale of portfolio securities with those assets, and any steps that may be necessary to implement any investment decisions; (iii) evaluate, select and recommend Subsidiaries to manage all or a part of the Fund’s assets; (iv) when appropriate, allocate and reallocate the Fund’s assets among multiple Subsidiaries; (v) monitor and evaluate the performance of Subsidiaries; and (vi) implement procedures reasonably designed to ensure that the Subsidiaries comply with the Fund’s investment objective, policies and restrictions. The Investment Adviser shall be solely responsible for paying the fees of any Subsidiary.

(e)       Any Subsidiary Agreement may provide that the Subsidiary, subject to the control and supervision of the Fund’s Board of Trustees and the Investment Adviser, shall have full investment discretion for the Fund and shall make all determinations with respect to (i) the investment of the Fund’s assets assigned to the Subsidiary; (ii) the purchase and sale of portfolio securities with those assets, and (iii) any steps that may be necessary to implement an investment decision. The

Investment Adviser shall periodically evaluate the continued advisability of retaining any Subsidiary and shall make recommendations to the Fund’s Board of Trustees, as needed.

(f)       The Investment Adviser shall furnish the services of persons to perform the executive, administrative, clerical, and bookkeeping functions of the Fund, including the daily determination of net asset value per share. The Investment Adviser shall pay the compensation and travel expenses of all such persons, and they shall serve without any additional compensation from the Fund. The Investment Adviser shall also, at its expense, provide the Fund with necessary office space (which may be in the offices of the Investment Adviser); all necessary office equipment and utilities; and general purpose forms, supplies, and postage used at the offices of the Fund. The Investment Adviser may delegate the provision of any such services to a third party approved by the Fund’s Board of Trustees.

(g)       The Investment Adviser shall maintain (and shall cause each Subsidiary to maintain) all books and records with respect to the Fund’s investment management activities that are required to be maintained pursuant to the 1940 Act and the rules thereunder, as well as any other applicable legal requirements. The Investment Adviser may delegate its responsibilities under this paragraph to a third party approved by the Fund’s Board of Trustees. The Investment Adviser acknowledges and agrees that all such records are the property of the Fund, and it shall maintain and preserve such records in accordance with applicable law and provide such records promptly to the Fund upon request.

(h)       The Investment Adviser shall prepare and submit to the Fund all data on the performance of its duties as investment adviser for required filings with governmental agencies or for the preparation of reports to the Board of Trustees or the shareholders of the Fund and shall cause each Subsidiary to do so.

(i)       The Investment Adviser shall furnish from time to time such other appropriate information as may be reasonably requested by the Fund.

3. (a) The Investment Adviser shall pay all ordinary operating expenses of the Fund other than (i) any interest expenses and other charges in connection with borrowing money, including line of credit and other loan commitment fees; (ii) taxes of any kind or nature (including, but not limited to, income, excise, transfer and withholding taxes); (iii) all brokerage expenses and commissions (including dealer markups and spreads) and all other fees, charges or expenses incurred in connection with the execution of portfolio transactions or in connection with creation and redemption transactions; (iv) acquired fund fees and expenses; (v) expenses incident to meetings of Fund shareholders and the associated preparation, filing and mailing of associated notices and proxy statements; (vi) legal fees or expenses in connection with any arbitration, litigation or pending or threatened arbitration or litigation, including any settlements in connection therewith;

(vii) any services and distribution expenses pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act; (viii) any fees and expenses related to the provision of securities lending services, including any securities lending agent fees; (ix) other non-routine or extraordinary expenses; and (x) the compensation for management services payable to the Investment Adviser hereunder.

(b) The payment or assumption by the Investment Adviser of any expense of the Fund that the Investment Adviser is not required by this Agreement to pay or assume shall not obligate the Investment Adviser to pay or assume the same or any similar expense of the Fund on any subsequent occasion.

4. (a) The Fund shall pay to the Investment Adviser on or before the tenth (10th) day of each month, as compensation for the management services rendered by the Investment Adviser during the preceding month a fee calculated at the annual rate of 0.33% on net assets.

(b)       Such fee shall be accrued daily, and the daily rate shall be computed based on the actual number of days per year. For the purposes hereof, the net assets of the Fund shall be determined in the manner set forth in the agreement and declaration of trust and registration statement of the Fund. The management fee shall be payable for the period commencing on the date on which operations of the Fund begin and ending on the date of termination hereof and shall be prorated for any fraction of a month at the beginning or the termination of such period.

5.       This Agreement may be terminated at any time, without payment of any penalty, by the Board of Trustees of the Fund or by vote of a majority (within the meaning of the 1940 Act) of the outstanding voting securities of the Fund, on sixty (60) days’ written notice to the Investment Adviser, or by the Investment Adviser on like notice to the Fund. Unless sooner terminated in accordance with this provision, this Agreement shall continue until July 31, 2023. It may thereafter be renewed from year to year by mutual consent, provided that such renewal shall be specifically approved at least annually by the Board of Trustees of the Fund, or by vote of a majority (within the meaning of the 1940 Act) of the outstanding voting securities of the Fund. In either event, any such renewal must be approved by a majority of the Independent Trustees at a meeting called for the purpose of voting on such approval. This Agreement shall be approved, amended, continued or renewed in accordance with requirements of the 1940 Act and rules, orders and guidance adopted or issued by the U.S. Securities and Exchange Commission.

6.       This Agreement shall not be assignable by either party hereto, and in the event of assignment (within the meaning of the 1940 Act) by the Investment Adviser shall automatically be terminated forthwith.

7.       Nothing contained in this Agreement shall be construed to prohibit the Investment Adviser from performing investment advisory, management, administrative, or distribution services for other investment companies and other persons or companies, nor to prohibit affiliates of the Investment Adviser from engaging in such businesses or in other related or unrelated businesses.

8.       The Investment Adviser shall not be liable to the Fund or its shareholders for any error of judgment, for any mistake of law, for any loss arising out of any investment or for any act, or omission not involving willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations and duties hereunder.

9.       The obligations of the Fund under this Agreement are not binding upon any of the trustees, officers, employees, agents or shareholders of the Fund individually, but bind only the Fund’s estate. The Investment Adviser agrees to look solely to the assets of the Fund for the satisfaction of any liability in respect of the Fund under this Agreement and will not seek recourse against such trustees, officers, employees, agents or shareholders, or any of them, or any of their personal assets for such satisfaction.

10.       The Fund acknowledges and agrees that the names “Capital Group,” “Capital” and “American Funds,” any derivatives thereof and any logos associated therewith, and any ticker symbols associated with the Fund (collectively, the “Intellectual Property”) are the valuable property of the Investment Adviser and its affiliates, and that the Fund shall have the right to use such Intellectual Property only so long as this Agreement shall continue in effect. Upon termination of this Agreement, the Fund shall forthwith cease all use of such Intellectual Property.

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IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers thereunto duly authorized, as of December 10, 2021.

CAPITAL RESEARCH AND MANAGEMENT COMPANY	Capital Group Dividend Value ETF

By /s/ Robert W. Lovelace	By /s/ Jennifer L. Butler
Robert W. Lovelace	Jennifer L. Butler
Chief Executive Officer	Secretary